INVEST IN **TIDAL CREEK BREWHOUSE & PICKLEHOUSE**

Pickleball, craft brewery, coffeeshop / roaster, and Neapolitan oven-based menu



housesoftidalcreek.com Myrtle Beach, SC



Repeat Founder

$1M+ Revenue

Highlights

$1M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. Investment return from both Brewhouse and Picklehouse, increasing total return and reducing risk.

2. Brewhouse and Picklehouse total Year 3 sales of ~$5M (not guaranteed).

3. Open 5 years as a Brewery, Coffeeshop & Restaurant with year over year growth of 9%

year over year growth of 9%.

4. Building a Pickleball venue next to current location; the fastest growing sport in the US.

5. Community focused event space, including live music, arts & crafts, bingo, trivia and more.

6. Giving back to the local charities and non-profits, including Veterans.

7. Strong beer distribution throughout South Carolina; expanding to other states.

8. Growth plans include additional locations and franchising options.

Featured Investor

 **Dan Dyer** in [Follow]   Invested $5,000 ⓘ
Syndicate Lead

We are Dan & Denise originally from Cincinnati, Ohio. We moved to Market Common in 2019. We Love It Here.

"For over 25 year I've had the pleasure of serving as a public relations professional to early-stage technology companies. This background has provided me deep experience and a unique understanding of working and supporting entrepreneurs and startup businesses. In early 2020, at the beginning of Covid, I learned of Adrian and Dara's efforts to launch Tidal Creek Brewhouse. I loved the concept and wanted them and their concept to succeed, so my wife and I jumped at the opportunity to became members of their Blue Crab Founders Club with an investment and our support. A lot has changed since early 2020, all of it great for Tidal Creek Brewhouse and the ever-expanding businesses led by Adrian and Dara. Now, as Adrian and Dara embark on their latest business venture, with another great concept and vision, I feel fortunate to have the opportunity to participate in their continued success. And let's face it – how often do in their continued success. And let's face it – how often do you come across an opportunity to get in on the ground floor of an exciting new business opportunity? The best part is that while the Picklehouse is a winning concept on its own, together Tidal Creek Brewhouse & Picklehouse will feed each other, making an even larger, more exciting, "Destination" for the growing area of Market Common and Myrtle Beach."

Our Team



Adrian Sawczuk Co-Founder & CEO

Adrian has 30+ years of business experience, including as Managing Director at a top tier consulting firm, and executive operational roles in several middle market firms.



Dara Liberatore-Sawczuk Co-Founder & President

Dara has 25+ years of business experience, in sales & marketing, operations and general management.



Patrick Gibson Brewmaster

Patrick holds a Doctorate in Marine Biogeochemistry and prior to Tidal Creek was the Director of Quality for Figueroa Mountain.

Tidal Creek - Expanding with Pickleball

Tidal Creek Brewhouse is a successful brewery, coffee roaster and craft kitchen which opened in June of 2020. With multiple products and revenue streams, we sell our products both on premise, via delivery and through distribution. We finished 2024 with over $2.2M in sales and are profitable on a net operating basis.

Over the last 5 years, we have continued to grow with the addition of a beer garden, dog play area, growing beer line up, addition of cider and mead offerings, and extensive food menu offerings.

We are now expanding to the property next door, with the addition of 10 pickleball courts, a microbrewery, and a Neapolitan kitchen.

Additional upcoming concepts and growth include:

- Micro-distillery with an upscale bar, Lowcountry craft menu, rooftop patio, and Speakeasy, opening in the Summer of 2026

- Additional company owned locations

- Further regional craft beverage distribution

- Franchising opportunities across multiple existing brands (Tidal Creek Brewhouse, Tidal Creek Picklehouse, Tidal Creek Coffeehouse, Tidal Creek Ciderhouse, Tidal Creek Caskhouse)









Bringing Pickleball to Tidal Creek

Tidal Creek Brewhouse is adding Tidal Creek Picklehouse - a pickleball venue, with food and beverage service, to continue our strong growth and provide additional offerings to our community.

Pickleball feature:

- 10 pickleball courts – 6 uncovered and 4 covered

- Pickleball instruction, tournaments and open play

- Pickleball related merchandise (e.g., paddles, balls, bags, etc.)

- Event space - indoor and outdoor

Other amenities:

- Brewpub serving breakfast, lunch and dinner options

- Full bar with beer, wine, spirits, coffee and non-alcoholic drinks

- Live music

- Cornhole, shuffleboard, and other outdoor games

- Arcade type games

- Microbrewery to make small batch craft beers

- Small batch on-site coffee roaster





Product Offerings

Tidal Creek will be expanding its core offering with the addition of Pickleball, including a Neapolitan oven-based menu.

<u>Tidal Creek Brewhouse current offerings include</u>:

- Beverages: Beer, cider, mead, coffee, wine, spirits / craft cocktails, and non-alcoholic options

- Food: On-premises, take-out and delivery

- Merchandise

- Entertainment: Live music, DJ Bingo, Trivia, Crafts & Drafts

- Events & Private parties

- Distribution: Regional craft beer and coffee distribution



   



With the addition of Picklehouse, offerings will include:

- Pickleball courts for open/organized play, lessons and tournaments

- Additional food offerings (e.g., Neapolitan pizza)

- Pickleball specific merchandise

- Events & venue rental

  

 



Market Overview

Pickleball is the fastest growing sport in the US.

The current market size is over $1 billion with 13.6 million players in 2023, according to the 2024 Sports & Fitness Industry Association (SFIA) Topline Participation Report. In the report, the SFIA also announced that pickleball continues to be the fastest-growing sport in America, having grown 51.8% from 2022 to 2023, and an incredible 223.5% in four years from 2020.

With a growth rate (CAGR) of 11.3%, the US market is expected to reach $4.4 billion in 2033.

Pickleball Player Growth



Pickleball Demographics

While pickleball is perceived as enjoyed by an older demographic, there has been a shift to a wider dispersion across all age groups.

In 2023, the most represented age group in 2023 was 25-34, with

2.3 million players.



Pickleball Participants by Age Group (in millions)

In addition, over 1 million players under the age of 18, joined the sport, highlighting the interest with younger demographics who will be players for a long time.

Given the wide range of players across all age groups, pickleball demonstrates strong demographic appeal, highlighting the versatility, accessibility and overall appeal of the sport.

Competition

With limited Pickleball facilities in Myrtle Beach, there is an estimated shortage of ~215 courts.

Pickleball demand is strong in the Myrtle Beach area, with limited current options. There are currently ~76 courts, with 2 being privately operated and the rest located in community centers, gyms, or resorts. None offer food, beverage or entertainment options. The two private venues are 20-30 minutes away from Tidal Creek.

The 'rule of thumb' ratio of population to pickleball courts to allow sufficient courts for playing is 2,500 per court. Given the current population of 400,000 residents, Myrtle Beach should be able to support ~160 courts. Note that this does not include the tourist population, and an additional 17M visitors per year. Assuming tourists stay ~ 1 week, that would indicate the need for another ~131 courts. In conclusion, the analysis indicates a deficit of ~215 courts.

MYRTLE BEACH COURT DEFICIT:



Additionally, based on our competitive research, there is no other brewery / pickleball concept currently in the US. Other concepts serve beer and food, such as Harpoon in Boston, MA; some breweries host more 'pop' up pickleball with temporary courts and nets, such as Crosstown Brewery in Memphis, TN.

This deficit of courts goes beyond Myrtle Beach. According to SFIA's report, the industry needs $855 million to fund 24,500 new courts over the next 5-7 years. This demand in courts will support future Tidal Creek Picklehouse expansions, through both company owned and franchised locations.

Customers

Tidal Creek has a strong existing customer base of both local residents and tourists.

We have over 2,000 regular customers on our awards program and over 4,000 opt-in customers on our mailing lists. Current customers span all demographics and age groups.

We are known as a community focused space for adults, families and dogs. We have a large Beer Garden and even a dog run. We also feature various membership programs, including our Founding Members, Tidewatchers (Mug Club) and Barks and Brews (Dog Club). We are often described as the combination of Friends and Cheers - both a community coffee shop and the local watering hole!

For Picklehouse, we will build off of this strong base and expand into the pickleball customer market base.

Myrtle Beach MSA has over 400,000 residents and over 17M tourists visit every year. Myrtle Beach is one of the fastest growing cities in the US.

Our current customer base consists of many pickleball fans who are very excited about this expansion. Leveraging the existing customer base, we will be able to add new customers that enjoy pickleball, in addition to new offerings such as wood fired oven Neapolitan pizza.



Customer Reviews

This is an awesome brewery!
They have a wide selection of beer. Ales, IPA, Browns, Stouts and wine a full bar. I particularly liked the IPA's " Grand Stand."
They serve food and happy hour selections. They have indoor seating and outdoor seating. They also have a fancy espresso machine! Your coffee the way you like it with many flavors.
Monday chess club Tuesday art class, Thursday is music bingo night, Wednesday Trivia night, and Friday live music Saturday and Sunday. Have fun!
One last thing, they are dog friendly. They a place for your dog to run around with other dogs!
Gilbert Rodriguez

Excellent food, best burgers, ever!!
We came in to check out the vibe - the brewery was packed with people playing Juke Box Bingo.
We ate in the restaurant, plenty of space. Greeter at the bar was so nice, very helpful, made us feel very welcome & took our order.
We plan on going back bringing friends & family.
Madelyn Haussnerr

Tidal Creek Brewhouse isn't just a brewery—it's a champion for nonprofits and the community.

United Way of Horry County hosted our Basics and Brew events here in February, and their hospitality, organization, and commitment to giving back were unmatched.
The staff went above and beyond to ensure a smooth and successful experience, and their dedication to supporting local causes truly shines. Their welcoming atmosphere made it easy to bring people together for a fun and meaningful impact.
If you're looking for great beer, great people, and a place that truly cares about the community, look no further. We can't wait to work with TCB again!
#CommunityDriven #TidalCreekBrewhouse #GreatBeerGreatCause
Richard Williams

OMG my new favorite place in Market Commons (in Myrtle Beach) and maybe all of Myrtle Beach!

Not only serving coffee, specialty drink coffees, mixed drinks, but their own brewed beers & a selection of locally brewed beers.

I had the luxury to meet one of the owners and they are so down to Earth people, trying to make a great space for all customers. The staff - knowledgeable, friendly & kept with the motto - make this a great space for all.

The food - made fresh, top notch and leaves you wanting more. (Met the chef, what an amazing & talented man and very humble.)

Seriously the customers, staff, beverages & food, all around are outstanding.
Stacey Brown

We make it a point to go to Tidal Creek brewery every time we visit Myrtle.

Food is delicious, the beers are authentic, and the service is excellent! We always feel welcomed and enjoy chatting with the staff and other customers.

We love everything about TCB!
John Wotus

Tidal Creek Brewhouse is not just a local favorite for delicious coffee and craft beer, but also a **passionate supporter of nonprofits dedicated to serving our community.**
Laura von Herrmann

Great cold beer and great food!
The she crab soup was amazing, there were 4 of us and we all loved what we got, Fish n chips, Caesar salad and 2 sandwiches!

Highly recommended!
Roger Buttignol

Vision and Strategy

With the addition of Picklehouse, Tidal Creek will continue its Vision & Mission.

Vision:

Tidal Creek will be the premier Lowcountry craft beverage, food, and entertainment 3rd space, with multiple locations centered around our communities, providing friends and family a welcoming and fun place to socialize, build relationships and enjoy our great region.

Mission:

To create an engaging, fun and friendly community environment by offering world class craft beverages and food with exciting activities and entertainment delivered with the highest standards of quality and exceptional guest experience to those in our community who share our values.

Strategy & Culture:

Central to our strategy and competitive advantage is our culture. Our culture will continue to build on a foundation of core behaviors and values:

1. Focus on Guests First, Teammates Always: Do the Right Thing for our Guests, our Community and our Teammates
2. Think & Act Like an Owner; Do Your Best Everyday & Strive for Excellence
3. Act as One Team
4. Practice Respectful, Open & Honest Communication; Give and Accept Feedback
5. Challenge the Status Quo & Embrace Change; Focus on Continuous Improvement

6. Be Proactive and Take Responsible Risks While Exercising Good Judgement
7. Meet Your Commitments: Do What You Say
8. Have Fun and Enjoy What We Create

We will continue the expansion of the Tidal Creek family of brands, through additional concepts, company owned and franchised locations, and craft beverage distribution growth across beer, coffee and spirits.

Our brands include:



Our next location is under development – Tidal Creek Caskhouse – located in Georgetown, SC. This concept will feature a craft micro distillery, elevated Lowcountry cuisine, a rooftop patio & bar, full craft cocktail program, a Speakeasy and event pace. Opening is planned for Summer 2026.

Additionally, we are identifying another location in Charleston, SC for a brewery / pickleball concept.

In parallel, based on market demand, we will look to franchise select brands, to drive scalable growth throughout the US.

Underpinning this growth strategy is our strong foundational Operating Model of people and culture, processes and procedures and technology and systems that are scalable.

Community Impact

Tidal Creek Brewhouse is committed to supporting our local community. We host and participate in numerous ways, including:

- Non-profit of the month: Monthly round-up and featuring of a non-profit of the month at our Making Mondays

Matters events

- Charitable organization focused events: Pints & Paws, WayMakers 5K, Coffee with Canines, Myrtle Beach Car Club, High Speed 5K After Party in Honor of Office Jacoh Hancher, Pints for Heroes

- Veteran support: Founded by a combat veteran who served in Desert Storm, we support our veterans in numerous ways including our Veteran Series beer program where we release a Veteran beer each month and contribute 25% of proceeds to a different Veteran cause each month (e.g., Desert Storm War Memorial, Tiny Homes, PGA Hope / Project Golf)



Financial Projections

Based on extensive research, we have modeled conservative growth and profitability over the next 3 years for Tidal Creek Picklehouse.

	Summary P&L			% of Sales		
	Yr 1	Yr 2	Yr 3	Yr 1	Yr 2	Yr 3
Revenue						
Court Fees	$ 639,450	$ 861,300	$ 939,600	46%	44%	42%
Lessons	$ 99,000	$ 136,800	$ 167,400	7%	7%	7%

Lessons	$	90,900	$	136,800	$	167,400	7%	7%	7%
Tournaments	$	7,500	$	11,625	$	18,000	1%	1%	1%
Food & Beverage	$	551,250	$	801,900	$	939,600	40%	41%	42%
Merchandise	$	39,690	$	64,152	$	77,760	3%	3%	3%
Events & Venue Rental	$	14,400	$	19,800	$	22,800	1%	1%	1%
Total Revenue	$ 1,386,390		$ 1,953,177		$ 2,237,160		100%	100%	100%

Costs

Total COGS	$	185,220	$	272,646	$	320,760	13%	14%	14%
Total Labor	$	432,894	$	504,525	$	547,617	31%	26%	24%
Total Expenses	$	465,079	$	501,921	$	520,379	34%	26%	23%
Total Costs	$ 1,083,193		$ 1,279,092		$ 1,388,756		78%	65%	62%
Net Profit	$	303,197	$	674,085	$	848,404	22%	35%	38%

- Multiple revenue streams include Court fees, Lessons, Tournaments, Food & Beverage, Merchandise and Events / Venue rental

- Food concept includes traditional Neapolitan pizza, paninis and salads

- Beverages include a full bar with beer, wine, cider and spirts / mixed cocktails

Future projections are not guaranteed.

Offering Overview

Investors return based on a percentage of revenue - 2% - until they receive 1.75X their investment. (1st $100K in investments receives a 2X return). Revenue share is based on both Tidal Creek Picklehouse and Tidal Creek Brewhouse, existing 5 year old business - this expands the revenue base and reduces risk. 2% revenue share may be increased at management's discretion to provide an enhanced return.

- Revenue share investment based on both Tidal Creek Brewhouse current revenue and forecasted Tidal Creek Picklehouse revenue

- 2% of annual net revenue returned to investors

- Target 1.75X return on initial investment (e.g. $5,000 investment will return $8,750) investment will return $8,750)

- Estimated year to repay: ~8 years

- Implied interest rate: ~12%

			Reg CF - Revenue Share							
	Yr 0 - 2025	Yr 1 - 2026	Yr 2 - 2027	Yr 3 - 2028	Yr 4 - 2029	Yr 5 - 2030	Yr 6 - 2031	Yr 7 - 2032	Yr 8 - 2033
Tidal Creek Brewhouse		$2,300,000	$2,500,000	$2,700,000	$2,835,000	$2,976,750	$3,125,588	$3,281,867	$3,445,960
Tidal Creek Picklehouse		$1,386,390	$1,953,177	$2,237,160	$2,349,018	$2,466,469	$2,589,792	$2,719,282	$2,855,246
Total Net Revenue		$3,686,390	$4,453,177	$4,937,160	$5,184,018	$5,443,219	$5,715,380	$6,001,149	$6,301,206
Investment / Annual Return	$ (500,000)	$ 73,728	$ 89,064	$ 98,743	$ 103,680	$ 108,864	$ 114,308	$ 120,023	$ 126,024
Initial Investment	$ (500,000)								
Cumulative Return	$ 834,434	1.7 X							
IRR - Implied Interest Rate	11.9%								
Annual % of Net Revenue Return									
2.0%									
Growth Rate after Year 3									
5%									

Additional opportunities may exist for equity investment as well.

Forward-looking projections are not guaranteed.

Business Model

Tidal Creek Picklehouse will have multiple revenue streams, including:

- Court Fees

- Lessons (Private & Group)

- Clinics

- Tournaments

- Food and Beverage

- Merchandise

- Events and Venue Rental

We are not currently planning memberships but may introduce later.

See table below outlining revenue streams and key assumptions:

	Year 1 Month 1	Year 2 Month 13	Year 3 Month 25
Court Fees			
# of courts	10	10	10
Price per court per hour	$ 29	$ 29	$ 29
Hours open	15	15	15
Utilization	30%	55%	60%
Court fee - daily rev.	$ 1,305	$ 2,393	$ 2,610
Days per month	30	30	30
Court Fee Revenue	$ 39,150	$ 71,775	$ 78,300
Lessons			
Private			
Fee per hour	$ 50	$ 60	$ 75
# of lessons per day	1	3	3
Days per month	30	30	30
Private lesson revenue	$ 1,500	$ 5,400	$ 6,750
Group			
Fee per hour per person	$ 20	$ 25	$ 30
# of people per lesson	4	4	4
# of lessons per day	1	2	2
Days per month	30	30	30
Group lesson revenue	$ 2,400	$ 6,000	$ 7,200
Lessons Revenue	$ 3,900	$ 11,400	$ 13,950
Clinics			
Fee per hour per person	$ 30	$ 40	$ 50
# of people per lesson	4	4	4
# of clinics per day	1	1	1
Days per month	30	30	30
Clinics Revenue	$ 3,600	$ 4,800	$ 6,000
Tournaments			
Venue rental (tournament)	$ 2,500	$ 2,500	$ 6,000
Tournaments per month	0.25	0.25	0.25
Tournaments Revenue	$ 625	$ 625	$ 1,500

	Year 1 Month 1	Year 2 Month 13	Year 3 Month 25
Food & Beverage			
# of games per day	45	83	90
Guest per game	4	4	4
# of guests per day	180	330	360
Guests per check	2	2	2
# of guests purchasing F&B	50%	50%	50%
# of checks per day	45	83	90
Avg. check size	$ 25.00	$ 27.00	$ 29.00
F&B sales per day	$ 1,125	$ 2,228	$ 2,610
Days per month	30	30	30
F&B Revenue	$ 33,750	$ 66,825	$ 78,300
Merchandise			
% guest buying Merch.	3%	3%	3%
# of sales per day	5	10	11
Avg. check size	$ 15	$ 18	$ 20
Merch. Sales per day	$ 81	$ 178	$ 216
Days per month	30	30	30
Merchandise Revenue	$ 2,430	$ 5,346	$ 6,480
Events & Venue Rental (e.g. Party)			
# of events per month	4	4	4
Avg. check size	$ 175	$ 225	$ 250
Event F&B per month	$ 700	$ 900	$ 1,000
Rental fee	$ 500	$ 750	$ 900
Events & Venue Revenue	$ 1,200	$ 1,650	$ 1,900
Total Sales	$ 84,655	$ 162,421	$ 186,430

Forward-looking projections are not guaranteed.

Sources & Uses of Funds

We will raise money through a WeFunder Revenue Share offering and a Reg. D offering to accredited investors; funds will be used to renovate the building and the addition of pickleball courts, related equipment and working capital.

Sources & Uses

Sources	Preliminary	
Reg CF - WeFunder	$1,200,000	55%
Reg D - Equity	$1,000,000	45%
	$2,200,000	100%

Uses		
Building Upfit	$480,000	40%
Courts	$240,000	20%
Court cover	$240,000	20%
Equipment / FFE	$108,000	9%
Working Capital	$42,000	3.5%

Working Capital	$42,000	3.5%
Wefunder Fee	$90,000	7.5%
	$1,200,000	100%

Sources for investment are:

- Crowdfunding (Reg. CF) raise through WeFunder for $1.2M

- Reg D. raise of $1M

Renderings & Plans









REAR PATIO
BAR
STORAGE
STO.
TV
COFFEE BAR
BAR
KITCHEN
MENS
WOMENS
TV
TV
STO.
TV
BAR SEATING
OFFICE
GATE
DARTS
DARTS
BREWERY (PILOT SYSTEM)
STO.
OFFICE
OFFICE
EXTR. STO.
TV
INTR. SEATING = 93
PATIO SEATING = 28
TOTAL = 121
1 SEATING & LIGHTING LAYOUT
SYMBOL(S) LEGEND:
TRACK LIGHTING - FINAL LOCATION TBD BY OWNER
SUSPENDED PENDANT - FINAL LOCATION TBD BY OWNER
(LARGE) SUSPENDED PENDANT - FINAL LOCATION TBD BY OWNER
TV - FINAL LOCATION(S) TBD BY OWNER

Founders

Tidal Creek was founded by wife & husband team, Dara and Adrian Sawczuk, and Brewmaster Patrick Gibson. All have an extensive background in business, hospitality, entertainment and craft beverage production.

DARA LIBERATORE-SAWCZUK

Co-founder & President



Dara has 25+ years of business experience, in sales & marketing, operations and general management. She started her career as a buyer for Liz Claiborne, and then moved into education and administration. As Executive Director for several schools she was responsible for fund-raising, sales, community engagement, staff management, administration and operations. More recently, she has gained strong hospitality experience with Low Country Yacht Charters and Dockery's, a local Taproom where she was part of the opening team.

At TCB, Dara serves as our President & General Manager, focusing on taproom operations and customer experience, marketing & events, merchandizing, and human resources.

ADRIAN SAWCZUK

Co-founder & CEO



Adrian has 30+ years of business experience, including strategy and operations consulting with two top-tier consulting firms across multiple industries, including CPG (juice manufacturer and cheese producer being the most relevant). He was worked with some of the world's largest companies (e.g., ATT), as well as middle market firms in highly competitive environments (distribution and commodity manufacturing). Adrian also started and ran a construction company in Atlanta and a telecom services business. He currently is a partner with a professional services firm, focusing on M&A and Supply Chain / Operations.

At TCB, Adrian serves as our CEO, responsible for growth strategy, finance, and overall operations.

Adrian's love for craft beer started during his time in the US Army while stationed in Germany. He has been a homebrewer for ~10 years. Inspired by Germany quality beer and community focused 'beer gardens' from his time in Germany, as well as more recent examples he has seen in the US, he and Dara planned TCB for several years.

PATRICK GIBSON

Brewmaster



Prior to joining TCB as our Brewmaster, Patrick spent four years at Figueroa Mountain, as Director of Quality. He also served as Cellar and Packaging Manager and Production Manager, and supervised QC of 3 satellite breweries. He oversaw operations of a fermentation cellar of 2175 bbl standing capacity, increased by 960 bbl over the last 3 years and about to expand an additional 960 bbl. Patrick supervised up to 9 direct reports.

Prior to Figueroa Mountain, Patrick worked at other, smaller commercial breweries since 2002, including brewpub, organic, and mixed-culture focused operations. Before his brewing career, Patrick focused on academic research in marine biology. Patrick has an extensive science background, holding a PhD in Marine Biogeochemistry from UNC-Chapel Hill and postdoctoral studies engineering chemical sensors for the Monterey Bay Aquarium Research Institute.

Tidal Creek - In the News

Brewery's expansion plans include Myrtle Beach pickleball complex and Georgetown distillery

Abandoned tax credits might be used to finance future pickle ball courts in Myrtle Beach

Living Local _ Dara Interview

Christmas-in-myrtle-beach/

Grand-strand-today-tidal-creek-brewhouse-pt-1

Grand-strand-today-tidal-creek-brewhouse-pt-2

Grand-strand-today-tidal-creek-brewhouse-pt-3

Southernliving - Best-restaurants-myrtle-beach

Southernliving - Long-weekend-in-myrtle-beach-south-carolina

Summary

We invite you to join our growth journey.

Tidal Creek expansion into the adjacent property with the addition of 10 pickleball courts, a Neapolitan oven-based craft menu, microbrewery, coffee roaster, alcoholic and non-alcoholic beverages, plus entertainment and events will build upon the

beverages, plus entertainment and events will build upon the successful momentum of the last 5 years.

We plan to continue to expand the Tidal Creek brands through other locations and concepts to drive further profitable growth.

We invite our community, friends and interested investors to participate in both this exciting and unique concept of Tidal Creek Picklehouse, as well as future growth plans.

Cheers,

Dara, Adrian & Patrick

Downloads



Tidal Creek Revenue Share Projections.pdf